Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File Nos.: 333-135127 and 333-136427

For Immediate Release	September 8 2006

CANADIAN SUPERIOR ENERGY INC. ANNOUNCES EXPIRY OF OFFER
CALGARY, ALBERTA — (CCNMatthews — September 8, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta today announced the expiration of the offer of its wholly-owned subsidiary, Canadian Superior Energy Acquisitions Inc., for all of the outstanding common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF) (TSX:CSW). An aggregate of 171,493 common shares of Canada Southern have been taken up under the offer and will be paid for within the period required by statute, on the basis of Cdn. $2.50 and 2.75 common shares of Canadian Superior for each common share of Canada Southern acquired.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and Canadian Superior’s offshore Nova Scotia interests.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Mike Coolen, President & COO
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com